Exhibit 4.1

DESCRIPTION OF NORTHEAST COMMUNITY BANCORP, INC.’S COMMON STOCK
REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General

NorthEast Community Bancorp, Inc. (the “Company”) is incorporated in the State of Maryland. The rights of our shareholders are generally covered by Maryland law and our articles of incorporation and bylaws (each as amended and in effect on the date hereof). The terms of our common stock are therefore subject to Maryland law, including the Maryland General Corporation Law, and the common and constitutional law of Maryland.

This exhibit describes the general terms of our common stock. This is a summary and does not purport to be complete. Our articles of incorporation and bylaws as they exist on the date of this Annual Report on Form 10-K are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read these documents.

For more detailed information about the rights of our common stock, you should refer to our article of incorporation and bylaws and the applicable provisions of Maryland law, including the Maryland General Corporation Law, for additional information.

Authorized Shares

The Company is authorized to issue 75,000,000 shares of common stock, having a par value of  $0.01 per share, and 25,000,000 shares of preferred stock, having a par value of $0.01 per share. Each share of the Company’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Exchange Listing

The Company’s common stock is currently listed on the Nasdaq Capital Market under the symbol “NECB.”

Dividends

The Company can pay dividends if, as and when declared by its board of directors. The payment of dividends by the Company is limited by law and applicable regulation. The holders of the Company’s common stock are entitled to receive and share equally in dividends declared by the board of directors of the Company. If the Company issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

The holders of the Company’s common stock possess exclusive voting rights in the Company. The holders of the Company’s common stock elect the Company’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors.

Each holder of common stock is generally entitled to one vote per share. However, the Company’s articles of incorporation provide that record holders of the Company’s common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company’s outstanding shares are generally not entitled to any vote with respect to those shares held in excess of the 10% limit. A majority of the Company’s disinterested directors may approve a stockholder acquiring and voting in excess of 10% of the Company’s outstanding shares before the stockholder acquires any shares in excess of the 10% limit.

If the Company issues preferred stock, holders of the Company’s preferred stock may also possess voting rights.

Liquidation

If there is any liquidation, dissolution or winding up of NorthEast Community Bank, the Company, as the sole holder of NorthEast Community Bank’s capital stock, would be entitled to receive all of NorthEast Community Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of NorthEast Community Bank, including all deposit accounts and accrued interest.

Upon liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive all of the assets of the Company available for distribution after payment or provision for payment of all its debts and liabilities.

If the Company issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution of the Company.

Preemptive Rights

Holders of the Company’s common stock are not be entitled to preemptive rights with respect to any shares that may be issued.

Redemption; Sinking Funds; Conversion

The Company’s common stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Holders of the Company’s common stock have no right to require redemption or repurchase of any of their shares. The Company’s common stock has no conversion rights.